UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

GlycoMimetics, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

38000Q102

(CUSIP Number)

Stephanie Brecher

New Enterprise Associates

1954 Greenspring Drive, Suite 600

Timonium, MD 21093

(410) 842-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 6, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38000Q102	13D	Page 2 of 9 Pages

Item 1.  Security and Issuer.

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D originally filed on January 23, 2014 (the “Schedule 13D”), Amendment No. 1 filed on February 10, 2023 (“Amendment No. 1”), Amendment No. 2 filed on February 12, 2024 (“Amendment No. 2”), and Amendment No. 3 filed on February 29, 2024 (“Amendment No. 3”) relating to the common stock, $0.001 par value per share (the “Common Stock”) of GlycoMimetics, Inc. (the “Issuer”). having its principal executive office at 9708 Medical Center Drive, Rockville, Maryland 20850.

Certain terms used but not defined in this Amendment No. 4 have the meanings assigned thereto in the Schedule 13D (and Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D ((and Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto).

Item 2.  Identity and Background.

This statement is being filed by:

(a) New Enterprise Associates 10; Limited Partnership (“NEA 10”) and New Enterprise Associates 13, L.P. (“NEA 13”)

(b) NEA Partners 10, Limited Partnership (“NEA Partners 10”), which is the sole general partner of NEA 10, NEA Partners 13, L.P. (“NEA Partners 13” and collectively with NEA Partners 10, the “GPLPs”), which is the sole general partner of NEA 13, NEA 13 GP, LTD (“NEA 13 LTD” and collectively with the GPLPs, the “Control Entities”) which is the sole general partner of NEA Partners 13; and

(c) Forest Baskett (“Baskett”), Patrick J. Kerins (“Kerins” and collectively with Baskett, the “NEA 13-Only Directors”), Scott D. Sandell (“Sandell” and collectively with the NEA 13-Only Directors, the “Directors”), Anthony A. Florence, Jr. (“Florence”) and Mohamad H. Makhzoumi (“Makhzoumi”).

The Directors are the directors of NEA 13 LTD. Sandell is also the individual general partner of NEA Partners 10 (the “Individual General Partner”). Florence and Makhzoumi are each a member of the Executive Committee of NEA Management Company, LLC (the “Executive Committee”).

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of NEA 10, NEA 13, each Control Entity, Kerins, and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Baskett and Makhzoumi is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Florence is New Enterprise Associates, 104 Fifth Avenue, 19th Floor, New York, NY 10011.

The principal business of NEA 10 is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 10 is to act as the sole general partner of NEA 10. The principal business of the Individual General Partner and the Executive Committee is to act as a general partner of NEA Partners 10 and a number of affiliated partnerships with similar businesses.

The principal business of NEA 13 is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 13 is to act as the sole general partner of NEA 13. The principal business of NEA 13 LTD is to act as the sole general partner of NEA Partners 13. The principal business of each of the Directors and the Executive Committee is to manage NEA 13, NEA Partners 13, NEA 13 LTD and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of NEA 10 and NEA Partners 10 is a limited partnership organized under the laws of the State of Delaware. The Individual General Partner is a United States citizen.

NEA 13 and NEA Partners 13 are exempt limited partnerships organized under the laws of the Cayman Islands. NEA 13 LTD is an exempted company organized under the laws of the Cayman Islands.

Each of the Directors is a United States citizen. Each of Florence and Makhzoumi is a United States citizen.

CUSIP No. 38000Q102	13D	Page 3 of 9 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.  Purpose of Transaction.

Not applicable.

Item 5.  Interest in Securities of the Issuer.

(c)       From March 19, 2024 to May 6, 2024, 2024, NEA 13 and NEA 10 completed open market sales as part of a series of public sales whereby (1) NEA 13 sold in the aggregate 1,787,810 shares of the Common Stock and (2) NEA 10 sold in the aggregate 2,181,892 shares of the Common Stock at prices that ranged from $0.33 to $3.17 per share. As of May 8, 2024, NEA 13 and NEA 10 held no shares of the Common Stock.

(e)       Each of the Reporting Persons has ceased to beneficially own five percent (5%) or more of the Issuer’s Common Stock.

Item 6.  Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 38000Q102	13D	Page 4 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 8th day of May, 2024.

NEW ENTERPRISE ASSOCIATES 10,

LIMITED PARTNERSHIP

By:	NEA PARTNERS 10, LIMITED PARTNERSHIP General Partner

By:	*
Scott D. Sandell General Partner

NEA PARTNERS 10, LIMITED PARTNERSHIP

By:	*
Scott D. Sandell General Partner

                            *

Scott D. Sandell

NEW ENTERPRISE ASSOCIATES 13, L.P.

By:	NEA PARTNERS 13, L.P. General Partner

By:	NEA 13 GP, LTD General Partner

By:         *

Scott D. Sandell

Director

NEA PARTNERS 13, L.P.

By:	NEA 13 GP, LTD General Partner

By:          *

         Scott D. Sandell

         Director

CUSIP No. 38000Q102	13D	Page 5 of 9 Pages

NEA 13 GP, LTD

By:         *

Scott D. Sandell

Director

                            *

Forest Baskett

                            *

Patrick J. Kerins

                            *

Scott D. Sandell

EXECUTIVE COMMITTEE:

                            *

Anthony A. Florence, Jr.

                            *

Mohamad H. Makhzoumi

*/s/ Zachary Bambach

Zachary Bambach

As attorney-in-fact

This Amendment No. 4 to Schedule 13D was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 38000Q102	13D	Page 6 of 9 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of GlycoMimetics, Inc.

EXECUTED this 8th day of May, 2024.

NEW ENTERPRISE ASSOCIATES 10,

LIMITED PARTNERSHIP

By:	NEA PARTNERS 10, LIMITED PARTNERSHIP General Partner

By:	*
Scott D. Sandell General Partner

NEA PARTNERS 10, LIMITED PARTNERSHIP

By:	*
Scott D. Sandell General Partner

                             *

Scott D. Sandell

NEW ENTERPRISE ASSOCIATES 13, L.P.

By:	NEA PARTNERS 13, L.P. General Partner

By:	NEA 13 GP, LTD General Partner

By:         *

Scott D. Sandell

Director

NEA PARTNERS 13, L.P.

By:	NEA 13 GP, LTD General Partner

By:          *

         Scott D. Sandell

         Director

CUSIP No. 38000Q102	13D	Page 7 of 9 Pages

NEA 13 GP, LTD

By:         *

Scott D. Sandell

Director

                            *

Forest Baskett

                            *

Patrick J. Kerins

                            *

Scott D. Sandell

EXECUTIVE COMMITTEE:

                            *

Anthony A. Florence, Jr.

                            *

Mohamad H. Makhzoumi

*/s/ Zachary Bambach

Zachary Bambach

As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. 38000Q102	13D	Page 8 of 9 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Zachary Bambach, Nicole Hatcher and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, including, without limitation, Forms 3, 4 and 5 and Schedules 13D and 13G (and any amendments thereto), and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission (the “SEC”), including, but not limited to, signing a Form ID for and on behalf of the undersigned and filing such Form ID with the SEC, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney is perpetual, unless revoked by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 29th day of February, 2024.

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Ali Behbahani
Ali Behbahani

/s/ Ronald D. Bernal
Ronald D. Bernal

/s/ Ann Bordetsky
Ann Bordetsky

/s/ Carmen Chang
Carmen Chang

/s/ Philip Chopin
Philip Chopin

/s/ Anthony A. Florence, Jr.
Anthony A. Florence, Jr.

/s/ Jonathan Golden
Jonathan Golden

/s/ Scott Gottlieb
Scott Gottlieb

CUSIP No. 38000Q102	13D	Page 9 of 9 Pages

/s/ Mark Hawkins
Mark Hawkins

/s/ Jeffrey R. Immelt
Jeffrey R. Immelt

/s/ Aaron Jacobson
Aaron Jacobson

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ Hilarie Koplow-McAdams
Hilarie Koplow-McAdams

/s/ Vanessa Larco
Vanessa Larco

/s/ Julio C. Lopez
Julio C. Lopez

/s/ Tiffany Le
Tiffany Le

/s/ Mohamad H. Makhzoumi
Mohamad H. Makhzoumi

/s/ Edward T. Mathers
Edward T. Mathers

/s/ Gregory Papadopoulos
Gregory Papadopoulos

/s/ Kavita Patel
Kavita Patel

/s/ Scott D. Sandell
Scott D. Sandell

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Melissa Taunton
Melissa Taunton

/s/ Paul E. Walker
Paul E. Walker

/s/ Rick Yang
Rick Yang